                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 15

         Certification and Notice of Termination of Registration under
            Section 12(g) of the Securities Exchange Act of 1934 or
             Suspension of Duty to File Reports Under Sections 13
              and 15(d) of the Securities Exchange Act of 1934

                                            Commission File Number 333-06840

                         ROSEVILLE 1ST COMMUNITY BANCORP
            (Exact name of registrant as specified in its charter)

                             1801 Douglas Boulevard
                           Roseville, California 95661
                                  (916) 773-3333
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                           Common Stock, no par value
            (Title of each class of securities covered by this Form)

                                     None
  Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

               Rule 12g-4(a)(1)(i)      [ ]       Rule 12h-3(b)(1)(ii)     [ ]
               Rule 12g-4(a)(1)(ii)     [ ]       Rule 12h-3(b)(2)(i)      [ ]
               Rule 12g-4(a)(2)(i)      [ ]       Rule 12h-3(b)(2)(ii)     [ ]
               Rule 12g-4(a)(2)(ii)     [ ]       Rule 15d-6               [ ]
               Rule 12h-3(b)(1)(i)      [ ]

     The registrant is relying on Rule 12h-3(c) and 12h-3(d) to terminate its duty to file reports as the duty to file reports arose soley from a registration statement filed by an issuer with no significant assets in a reorganization of a non-reporting company into a one subsidiary holding company in which equity security holders receive the same proportional interest in the holding company as they held in the non-reporting issuer, except for changes resulting from the exercise of dissenting shareholder rights under state law.

     Approximate number of holders of record as of the certification or notice date: 0

     Pursuant to the requirements of the Securities Exchange Act of 1934 Roseville 1st Community Bancorp has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  May 13, 1998.               By:  /s/ RICHARD C. SEEBA
                                        --------------------------
                                        Richard C. Seeba
                                        President and Chief Executive Officer